Exhibit 99.158

ENCORE ENERGY COMPLETES ROSITA CENTRAL PROCESSING PLANT REFURBISHMENT

TSX.V: EU

OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Nov. 1, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced the full completion of refurbishment of its 100% owned Rosita Central Uranium Processing Plant, a licensed, past producing In-Situ Recovery (ISR) uranium plant located approximately 60 miles from Corpus Christi, Texas. The final stage of the refurbishment included the delivery and installation of the remaining equipment that was delayed due to supply chain interruptions. The completion marks a critical step toward enCore’s scheduled production startup in 2023 and is essential to the Company’s goal of becoming the next producer of American uranium.

The plant will be undergoing wet commissioning during the remainder of 2022 to be ready for operations in 2023. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area, and is 1 of 11 licensed and constructed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

To learn more about the environmental, social, and low-cost advantages of uranium In-Situ recovery, visit https://encoreuranium.com/industry-and-media/in-situ-recovery/

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

(1) Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

● View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/01/c4937.html

%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 01-NOV-22